UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2008

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number: 1-31312

MEDCO HEALTH SOLUTIONS, INC. 401(k) SAVINGS PLAN
(Full title of the plan)

MEDCO HEALTH SOLUTIONS, INC.
(Name of issuer of the securities held pursuant to the plan)

100 Parsons Pond Drive, Franklin Lakes, NJ	**07417-2603**
(Address of principal executive offices)	(Zip Code)

MEDCO HEALTH SOLUTIONS, INC. 401(k) SAVINGS PLAN
ANNUAL REPORT ON FORM 11-K

INDEX

J.H. COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com ▪ 888-542-6461 ▪ fax 888-542-3291

Report of Independent Registered Public Accounting Firm

To the Participants and Employee Benefits Committee of the
Medco Health Solutions, Inc. 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Medco Health Solutions, Inc. 401(k) Savings Plan (the "Plan") as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Medco Health Solutions, Inc. 401(k) Savings Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the 2008 basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J.H. Cohn LLP

J.H. Cohn LLP
Roseland, New Jersey
June 18, 2009

MEDCO HEALTH SOLUTIONS, INC. 401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

ASSETS	December 31, 2008	December 31, 2007
Investments at fair value	$ 680,225,789	$ 823,807,747
Loans to participants	19,024,566	16,518,078
Total investments	699,250,355	840,325,825
Employer's contributions receivable	26,196	7,211
Net assets available for benefits	$ 699,276,551	$ 840,333,036

The accompanying notes are an integral part of these financial statements.

MEDCO HEALTH SOLUTIONS, INC. 401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31, 2008
Additions to net assets attributed to:	
Investment income:	
Interest	$ 1,335,450
Dividends	3,950,243
Total investment income	5,285,693
Contributions:	
By participants	78,265,555
By employer	32,333,574
Total contributions	110,599,129
Recovery of distributions	842,855
Total additions	116,727,677
Deductions from net assets attributed to:	
Investment loss:	
Net depreciation in fair value of investments	(222,328,752)
Total investment loss	(222,328,752)
Benefits paid to participants	(35,455,410)
Total deductions	(257,784,162)
Net decrease	(141,056,485)
Net assets available for benefits for 2008:	
Beginning of year	840,333,036
End of year	$ 699,276,551

The accompanying notes are an integral part of these financial statements.

1. DESCRIPTION OF THE PLAN

The following description of the Medco Health Solutions, Inc. 401(k) Savings Plan (the "Plan") provides only general information. More complete information regarding the Plan's provisions may be found in the Plan document.

General

The Plan is a defined contribution plan covering substantially all employees of Medco Health Solutions, Inc. ("Medco" or the "Company"), including certain subsidiaries. Effective January 1, 2008, Accredo Health Group, Inc. ("Accredo," a wholly-owned subsidiary of Medco) became a participating employer in the Plan. Assets of the Accredo Plan in the amount of $52,145,169 were transferred into the Plan after the close of business on December 31, 2007 and were reflected in the Net Assets Available for Benefit as of December 31, 2007. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Plan is administered by the Employee Benefits Committee ("EBC"), which is appointed by the Board of Directors (the "Board") of the Company. The EBC periodically evaluates the Plan's design. The Retirement Investment Committee, also appointed by the Board, is the named fiduciary responsible for selecting and monitoring the investment options offered under the Plan. Fidelity Management Trust Company ("Fidelity") is the trustee of the Plan.

Contributions

The Plan's limit on employee contributions is 50% of eligible compensation, subject to certain limitations under the Internal Revenue Code ("IRC"). Employee contributions were limited to $15,500 in pretax contributions for both 2007 and 2008, and will be limited to $16,500 in pretax contributions for 2009. Participants may direct the investment of their contributions into various investment options offered by the Plan, with a minimum investment of 1% in any investment option. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company matches 100% of employee contributions for the first 3% of base compensation deferred and 50% of employee contributions for the next 3% deferred. Participants direct the investment of all Company matching contributions in any of the available investment options. Also, the Economic Growth and Tax Relief Reconciliation Act of 2001 permits "catch-up" contributions that are designed to provide employees age 50 and over with an additional pretax retirement savings opportunity. As such, eligible participants in the Plan were allowed to contribute an additional $5,000 for both 2007 and 2008. The catch-up contribution maximum increased to $5,500 for 2009.

Participant Accounts

Each participant's account is credited with the participant's contribution, the Company's matching contribution and charged for certain administrative expenses. Investment gains (or losses) are also reflected in the value of each participant's account based on the Plan's investment results.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Participants with active service on or after January 1, 2005, are also vested 100% in Company matching contributions. Prior to January 1, 2005, participant ownership rights in the value of the Company matching contributions were subject to a five-year graduated vesting schedule based on years of service.

Forfeited Accounts

The Company may utilize forfeited non-vested accounts to reduce future Company contributions. At December 31, 2008 and 2007, forfeited accounts totaled $1,064,590 and $2,013,042, respectively. This decrease in the forfeiture balance of $948,452 primarily reflects a decrease of $1,954,353 representing forfeitures used to fund the Company's required matching contributions, partially offset by an increase of $842,855, representing a recovery of distributions. For more information regarding the recovery of distributions see Note 7, "Settlement of Contingency."

Participant Loans

Participants may borrow from their account balances with interest charged at the prime rate plus 1%. Loan terms range from one to five years, or up to 30 years, for the purchase of a primary residence. The minimum loan is $1,000 and the maximum loan is the lesser of $50,000 less the highest outstanding loan balance during the one year period prior to the new loan application date, or 50% of the participant's vested account balance less any current outstanding loan balance.

Payment of Benefits

In-service (which include hardship withdrawals) and termination distributions are made throughout the year in accordance with applicable Plan provisions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are prepared using the accrual basis of accounting.

Use of Estimates

The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America and, accordingly, include amounts that are based on management's best estimates and judgments. Because of the uncertainty inherent in such estimates, actual results could differ from these estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See the section, "*Fair Value Measurements*" below.

Investment income and losses from the Plan includes interest, dividends and net changes in the market value of investments. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Fair Value Measurements

On January 1, 2008, the Plan adopted Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157"), which defines fair value and establishes a framework for measuring fair value. The adoption of SFAS 157 in fiscal 2008 for financial assets and liabilities did not have an impact on the Plan's financial position or operating results.

Fair Value Hierarchy. SFAS 157 defines the inputs used to measure fair value into the following hierarchy:

Level 1: Quoted market prices in active markets for identical assets or liabilities.
Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs reflecting the reporting entity's own assumptions.

The Plan utilizes the best available information in measuring fair value. The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for assets measured at fair value.

The Medco Common Stock Fund is recorded at fair value based on quoted market prices in an active market. Shares held in mutual funds traded in an active market are valued at the net asset value of shares held by the Plan at year-end.

The fair value of separately managed trust funds, which are a mix of various underlying investments, are valued at the net asset value calculated by the funds' investment manager. Units held in common collective trust funds are valued at the unit value as reported by the funds' investment managers. Participant loans are valued based on their outstanding balances, which approximate fair value.

The following table sets forth, by level within the fair value hierarchy, the financial assets recorded at fair value on a recurring basis as of December 31, 2008:

Plan Fair Value Measurements at Reporting Date

Description	December 31, 2008	Level 1	Level 2	Level 3
Common Stock	$ 121,027,414[(1)]	$ 121,027,414	$ —	$ —
Mutual Funds	195,872,059[(2)]	195,872,059	—	—
Common Collective Trusts, Separately Managed Trusts and Mutual Funds	363,326,316[(3)]	—	363,326,316	—
Participant Loans	19,024,566	—	19,024,566	—
Total	$ 699,250,355	$ 316,899,473	$ 382,350,882	$ —

[(1)]Consists of the Medco Common Stock Fund.
[(2)]Consists of mutual funds only.
[(3)]Consists of common collective trusts, as well as funds that are mixtures of separately managed trusts, common collective trusts and mutual funds.

Recording of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

The Plan provides for various investment options in investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit risk and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits. In 2008, the market value of the Plan's investments decreased, which was consistent with the overall market performance in 2008. See Note 3, "Investments," for further details.

3. INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets as of year-end:

	December 31, 2008	December 31, 2007
Medco Common Stock Fund	121,027,414	140,010,313
International Stock Fund	45,703,688	79,881,376
US Large Cap Stock Fund	95,607,432	160,882,879
US Mid Cap Stock Fund	40,465,579	61,202,542
US Small Cap Stock Fund	57,432,277	93,856,053
Money Market Fund	162,167,677	122,711,872
S&P 500 Index Fund[(1)]	33,704,382	46,300,025
Bond Fund	61,991,237	48,538,485

[(1)] Investment as of December 31, 2008 is less than 5% of the Plan's net assets as of year-end.

During 2008, the Plan's investments, including gains (losses) on investments bought and sold, as well as held during the year, depreciated in value by $(222,328,752) and include the following components, classified by the underlying holdings:

	December 31, 2008
Mutual funds and commingled and separately managed trusts	$ (132,051,538)
Common stock	(90,277,214)
	$ (222,328,752)

4. RELATED PARTY TRANSACTIONS

Certain Plan investments are managed by Fidelity. Because Fidelity is the trustee of the Plan, these transactions qualify as party-in-interest transactions.

Medco is a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, Medco Common Stock Fund transactions qualify as party-in-interest transactions.

5. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

6. TAX STATUS

The trust established under the Plan is qualified under the IRC as exempt from Federal income taxes and the Plan received a favorable determination letter from the Internal Revenue Service on August 20, 2003 indicating that it had been designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan's administrator and the Plan's counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7. SETTLEMENT OF CONTINGENCY

For certain participants who terminated employment prior to January 1, 2005, Fidelity characterized non-vested Company match contributions held in these participants' accounts as vested, when these non-vested amounts should have been transferred to the forfeiture account. A number of these former employees elected to receive distributions between 2005 and 2007, which were reflected as benefits paid. In 2008, Fidelity and Medco settled this contingency, which resulted in a gain to the Plan of $842,855, of which $561,904 was recovered from Fidelity and $280,951 was recovered from Medco. The gain is reflected in the Statement of Changes in Net Assets Available for Benefits as a recovery of distributions. Additionally, interest of $47,116 was paid by Medco to the Plan.

MEDCO HEALTH SOLUTIONS, INC. 401(k) SAVINGS PLAN
EIN# 22-3461740 Plan# 003
Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2008

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost**	(e) Current Value
*	Medco Common Stock Fund	Common Stock		$ 121,027,414
*	Fidelity Investments as custodian:			
	International Stock Fund	Mutual funds and commingled and separately managed trusts		45,703,688
	US Large Cap Stock Fund	Separately managed trusts		95,607,432
	US Mid Cap Stock Fund	Commingled trust		40,465,579
	US Small Cap Stock Fund	Mutual funds and commingled trust		57,432,277
	Money Market Fund	Mutual fund		162,167,677
	S&P 500 Index Fund	Mutual fund		33,704,382
	Bond Fund	Mutual fund and commingled trust		61,991,237
	Barclay's Global Investors:			
	Target Date 2010 Fund	Commingled trust		3,835,887
	Target Date 2015 Fund	Commingled trust		7,267,741
	Target Date 2020 Fund	Commingled trust		11,424,551
	Target Date 2025 Fund	Commingled trust		10,835,172
	Target Date 2030 Fund	Commingled trust		10,365,628
	Target Date 2035 Fund	Commingled trust		8,764,444
	Target Date 2040 Fund	Commingled trust		5,207,223
	Target Date 2045 Fund	Commingled trust		1,898,371
	Target Date 2050 Fund	Commingled trust		753,792
	Target Date Retirement Fund	Commingled trust		1,773,293
*	Participants' Loans	Interest rates ranging from 5% to 10.5% and with maturities through 2038		19,024,566
		Total		$ 699,250,355

* Denotes a party-in-interest to the Plan.
** Cost is not required for participant-directed investments.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Employee Benefits Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MEDCO HEALTH SOLUTIONS, INC.
401(k) SAVINGS PLAN

Date: June 19, 2009

By: ____________________

Name: Richard J. Rubino

Title: Senior Vice President, Finance and Chief Financial Officer
Medco Health Solutions, Inc.
Member, Employee Benefits Committee

Index to Exhibits

Number	Description
23.1	Consent of Independent Registered Public Accounting Firm

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 filed on August 13, 2003 (Commission File No. 333-107936) of Medco Health Solutions, Inc. of our report dated June 19, 2009 relating to the statements of net assets available for benefits as of December 31, 2008 and 2007 and the related statement of changes in net assets available for benefits for the year ended December 31, 2008, which appear in this Annual Report on Form 11-K.

J.H. Cohn LLP

J.H. Cohn LLP
Roseland, New Jersey
June 18, 2009